Writer’s E-Mail: djedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

March 6, 2012

VIA EDGAR

Jim O’Connor, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale International Trade Fixed Income Fund
(File: No. 811-22552) (the “Fund” or the “Registrant”)

Dear Mr. O’Connor:

In connection with the Fund’s Registration Statement, under the Investment Company Act of 1940, as amended (the “Registration Statement”), which was filed on Form N-2 on August 30, 2011, we have received the following oral comments from you and Mr. Jeffrey Long, and respond to each of the comments as set forth below.  Please note that where applicable we have made revisions to the Registrant’s amended Registration Statement as set forth below, however we have not made any revisions to any corresponding disclosures that appear in the notes to the financial statements that were prepared by the Registrant’s independent registered public accounts.

I.  FRONT COVER

1.           Please clarify whether the Fund has the discretion to commence operations before receiving subscriptions of $20 million.

The Fund does not have the discretion to commence operations before receiving subscriptions of at least $20 million.  We have clarified this in the Registration Statement.

2.           Please include disclosure on the front cover that is substantially similar to the following:

The securities in which the Fund invests will not be rated by any credit rating agency.  If they were rated, they would be rated below investment grade.  Securities rated below investment grade are often referred to as “junk.” Securities of below investment grade quality should be regarded as high risk because they have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Jim O’Connor, Esq.
March 6, 2012

We have included the suggested disclosure on page iv of the Registration Statement.

3.           The disclosure, on page iv, states:

The Fund pursues its investment objective by investing primarily in trade finance, structured trade finance, export finance and project finance obligations or related obligations of companies, banks or other entities (including sovereign entities) located primarily in or having exposure to global emerging markets (“trade finance related securities”).”

a)           As required by Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”), however, the disclosure, on page 11, states: “Under normal circumstances, the Fund will invest at least 80% of its total assets in trade finance related securities.” Accordingly, in the statement quoted above, please delete the term, “primarily,” and substitute the phrase, “at least 80% of its total assets.”

We have added the suggested disclosure where applicable in the Registration Statement.

b)           Rule 35d-1 under the 1940 Act also requires the imposition of a second 80% test.  Please add to the statement quoted above, and include wherever is appropriate in the offering memorandum, a statement that the Fund will invest at least 80% of its total assets in fixed income securities.

We have added the suggested disclosure where applicable in the Registration Statement.

c)           The use of the term “International” in the Fund’s name dictates that the Fund “will invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).  Please add to the statement quoted above a statement that, e.g., the Fund will invest at least 40%, unless market conditions are not deemed favorable, in which case the Fund will invest at least 30%, of its assets in non-U.S. issuers, and the Fund will allocate its assets among issuers in various regions and countries, including the United States (but in no less than three different countries).

We have added the suggested disclosure where applicable in the Registration Statement.

Jim O’Connor, Esq.
March 6, 2012

II.  RISK FACTORS, page 1

1.           The disclosure states: “The Manager has agreed to waive and/or reimburse the Fund’s expenses to the extent needed to limit the Fund’s combined annual operating expenses to 1.5% during the first year of the Fund’s operations.” Please clarify here and throughout the offering memorandum, wherever the expense limitation agreement is described, that the amounts waived or reimbursed are subject to recapture under the expense limitation agreement.  See footnote “4” to the financial statements on page 84.

We have added disclosure that is based on the above referenced footnote “4” where the expense limitation agreement is described in the Registration Statement to clarify that the amounts waived or reimbursed are subject to recapture.

2.           The penultimate sentence of the second paragraph states: “A non-diversified portfolio may generate more volatility.” Please expand this statement to a separate paragraph that mentions the other risks of non-diversification.

We have added additional disclosure of the risks on non-diversification to the Risk Factors section of the Summary.

3.           Please provide us with a copy of the written procedures approved by the Board under Section 2(a)(41) of the 1940 Act that will be used to fair value the Fund’s securities.

A copy of the written procedures approved by the Board under Section 2(a)(41) of the 1940 Act that will be used to fair value the Fund’s securities will be sent to you separately via email.

4.           On page 2, please clarify the meaning of the statement: “Investments in trade finance related and other asset based related loan securities will involve underlying exposure to international securities....”

We have clarified the foregoing disclosure to explain why the Registrant believes that investments in international trade finance related and other asset based related loan securities will entail exposure to international securities and markets.

5.           On page 2, please define the term “principally” in the statement: “The Fund will principally be invested in securities outside of the United States.”

We have clarified the disclosure to define the term “principally” to mean “more than 50%.”

Jim O’Connor, Esq.
March 6, 2012

6.           On page 3, the disclosure states: “The Manager is authorized, subject to the approval of the Board, to retain one or more other organizations, including its affiliates, to provide any or all of the services required to be provided by the Manager to the Fund or to assist in providing these services.” Please clarify that, absent exemptive relief, an investment advisory agreement with a successor sub-adviser will require approval by a majority of the Fund’s outstanding voting securities under Section 15(a) of the 1940 Act.

We have added disclosure as suggested to clarify that absent exemptive relief, an investment advisory agreement with a successor sub-adviser will require approval by a majority of the Fund’s outstanding voting securities under the 1940 Act.

III.  INVESTOR SERVICING FEE, page 4

1.           Please define the term “aggregate value of outstanding Shares.”

We have clarified the disclosure by replacing the term “aggregate value of outstanding Shares” with “the value of the investments in the Fund made by Shareholders.”

2.           Please delete the footnote statement: “The Sales Agent may waive a portion of this fee based upon the success of the Fund.” There is no explanation of the terms of this waiver, either on page 4 or page 56.

We have deleted the above referenced footnote.

PURCHASE OF SHARES, page 5

1.           The disclosure states: “Brokers selling Shares may independently charge Shareholders transaction fees and additional amounts (which may vary) in return for their services.” Please put this statement immediately above the fee table on page 9.

We have included this disclosure immediately above the fee table.

2.           Please clarify how the Sales Agent is compensated by the Fund.  Please disclose the amount of the sales load paid by the Fund and/or investors.  How are the Fund shares sold?

The Fund does not have a sales load.  The Fund’s shares are sold through the Fund’s Sales Agent, RIM Securities LLC to its own clients, or third party financial advisers (“Investor Service Providers”) to their respective clients.

The Fund generally pays an investor servicing fee to the Sales Agent at a rate of 0.20% of the value of Fund’s Shares.  The Sales Agent in turn shares the investor servicing fee with any Investor Service Providers whose clients invest in the Fund.  With respect to the portion of the investor servicing fee that corresponds to the Shares of investors who are clients of Investor Service Providers, the fees paid by the Fund will be the lesser of (i) the amount actually paid by the Sales Agent to the Investor Service Providers and (ii) 0.20% of the value of such investors’ Shares.  It is expected that most of the investors in the Fund will be clients of the Sales Agent.

Jim O’Connor, Esq.
March 6, 2012

We have revised the disclosure to clarify the foregoing arrangement.

IV.  REPORTS TO SHAREHOLDERS, page 7

The disclosure states: “The Fund will furnish to Shareholders as soon as practicable after the end of the taxable year such information as is necessary for them to complete Federal and state income tax or information returns along with any tax information required by law.” Please make clear that the Fund is required to mail its Form 1099 to shareholders by January 3l each year.

We have added the suggested disclosure.

V.  SUMMARY OF EXPENSES, page 9

1.           Please explain why there are no “shareholder transaction expenses” in the fee table.

Investors in the Fund are not subject to a sales load or transaction expenses.  We have added in a line item in the table to show transaction expenses of zero.

2.           The disclosure, on page 26, indicates that the Fund may borrow for leverage.  If the Fund expects to borrow in the current fiscal year, please provide, as a line item in the fee table, an estimate of the Fund’s interest expense for the current fiscal year.  If the Fund’s estimated borrowings in the current year will increase the amount of management fee, the increase in the management fee as a percentage of net assets should be reflected in the fee table.

The Fund’s sub-adviser does not anticipate borrowing for leverage in its current fiscal year.

3.           The footnotes should follow the fee table.

We have moved the footnotes to immediately follow the fee table.

4.           Footnote “3” to the fee table states that “Other Expenses” are based on estimated amounts for the current fiscal year, assuming net assets of $25,000,000.” Please explain to us the assumptions on which this estimate of net assets for the current fiscal year is based.  Please revise these assumptions so that net assets are estimated with respect to the average dollar amount of common stock expected to be sold during the current fiscal year.

Jim O’Connor, Esq.
March 6, 2012

The assumption of net assets of $25,000,000 was made on the basis of initial sales of $20,000,000 (the stipulated amount necessary for the Fund to commence investment operations), and an estimate of an average of $5,000,000 sold in addition to the initial amount over the course of the remainder of the Registrant’s current fiscal year.

5.           Please explain to us how the “Investor Servicing Fee” is calculated for purposes of the fee table.

For the purposes of the fee table, the Investor Services Fee is calculated on the basis of the entire assumed net assets of the Fund, i.e., as if all of the investors in the Fund were introduced by Investor Service Providers.  As indicated in the footnote to the fee table (formerly footnote number 3, as amended, footnote number 2) the investor services fees is calculated at an annual rate of 0.20% (though actual investor services fees may be less if the amount actually paid to the applicable Investor Service Provider by the Sales Agent is less than this amount).  Based on the foregoing, the amount of the Investor Services Fee reflected in the fee table is the highest possible Investor Services Fees payable by the Fund (at the assumed net asset level), although the actual Investor Services Fees will likely be less.

6.           Consistent with footnote “4” to the financial statements, on page 84, please add the following disclosure to the paragraph discussing the expense limitation agreement on page 9.

To the extent that the Manager reimburses or absorbs fees and expenses, it may seek payment of such amounts for three years after the year in which the expenses were reimbursed or absorbed.  The Fund will make no such payment, however, if its total annual operating expenses exceed the expense limit in effect at the time the expenses were reimbursed.

We have added the suggested disclosure to the discussion of the expense limitation agreement on page 9 in the footnote to the fee table (formerly footnote number 4, as amended, footnote number 3).

7.           Please explain to us how the “3-years,” “5-years,” and “10-years” estimates in the example have been calculated.

Each of the “3-years,” “5-years,” and “10-years” estimates were calculated by assuming a 5% annual return in each year.  The beginning balance for each year was multiplied by 1.05 to arrive at the year-end balance.  The average of the beginning balance and year-end balance for each year (i.e., beginning balance plus year-end balance, divided by 2), was then multiplied by the expected expenses rate for the applicable year (i.e., 1.50% in year 1 due to the expense limit, and 1.81% in each of the subsequent years based on the estimated expenses without taking into account the expense limit) to calculate the estimated expenses for each year. The sum of the annual estimated expenses over the applicable periods (i.e., the first 3 years, the first 5 years, and the first 10 years) was then calculated.  Please note that there was an error in the calculation for the 3 year estimate that was disclosed.  The 4 year estimate of $74 was inadvertently disclosed as the 3 year estimate instead of the correct 3 year estimate of $54.  This has been corrected in the amended Registration Statement.

Jim O’Connor, Esq.
March 6, 2012

VI.  INVESTMENT OBJECTIVE, page 10

1.           The disclosure, on page 10, states: “The Fund’s investment objective is to provide interest income from investment in floating rate trade finance related securities and other floating and fixed income securities.” This statement conflicts with the requirements of Rule 35d-1 under the 1940 Act, as applied to the Fund.  Please revise this statement to clarify that it is the Fund’s investment policy to invest at least 80% of its total assets in trade finance related fixed income securities.

We have revised this disclosure as suggested.

2.  Throughout the offering memorandum (e.g., page 15, 31, and 33), the disclosure uses the term “fixed income securities (including floating rate obligations).” This term contradicts itself, could mislead investors, and could be used to frustrate the purposes of Rule 35d-1.  Accordingly, wherever this term appears in the offering memorandum delete the parenthetical.

The Registrant’s understanding of the term “fixed income securities” also includes “floating rate obligations.”  Pursuant to this understanding, the term “fixed income” is meant to refer to any form of debt instruments, as opposed to equity instruments, and not only debt instruments with “fixed” interest rate factors.  Floating rate obligations therefore fall within this category of fixed income or debt instruments even though the interest rate is based on a variable or “floating” rate.  (Conversely, a preferred stock would not be considered a “fixed income” instrument, even though the security may pay a “fixed” dividend.)

As a result of the foregoing, we have not revised this disclosure to remove the references to “floating rate obligations.  We have however included additional disclosure to clarify why the Registrant’s understanding of “fixed income” is meant to include floating rate obligations.

3.           On page 10, please delete the statement: “Trade finance is a risk mitigated asset class.”

The above referenced statement has been deleted.

Jim O’Connor, Esq.
March 6, 2012

4.  On page 13, the disclosure states: “Because the Fund’s name refers to international trade, it will notify Shareholders in advance of any change in its investment policies that would enable the Fund to normally invest less than 80% of its assets in trade finance related securities.” In compliance with Rule 35d-1, please revise this statement to clarify that the Fund will notify Shareholders “at least 60 days” in advance of any change in its investment policies that would enable the Fund to normally invest less than 80% of its “total” assets in trade finance related “fixed income” securities.

We have revised this disclosure as suggested.

VII.  Trade finance related loans and other loan assignments and participations, page 15

The disclosure states: “The Fund expects primarily to purchase trade finance loans and other loans by assignment, sub-participation, transfer or novation from a participant in the original syndicate of lenders or from subsequent holders of such interests.  The Fund may also purchase participations on a primary basis....However, the disclosure, on page 18, states: “Loan participations are commonly referred to as sub participations.” Please clarify the disclosure.

The Registrant may purchase trade finance loans in a primary transaction (a “participation”), or at times in a secondary transaction (a “sub-participation”).  Colloquially the terms “participation” and “sub-participation” may commonly be used interchangeably despite this technical distinction.  We have deleted the disclosure on page 18 to avoid any confusion regarding the intent of these terms in the Registration Statement.

VIII.  Foreign Government Securities, page 18

The disclosure states: “Foreign government securities (which may have an investment grade of BBB- or better) generally consist of fixed income securities (including floating rate obligations) supported by national, state or provincial governments or similar political subdivisions.” Please delete both parentheticals.

We have deleted the first parenthetical as suggested.  We have not deleted the second parenthetical in accordance with the position set forth in response to comment VI.2. above.

IX.  FOREIGN SECURITIES, page 19

While the disclosure states that “[i]t is expected that a majority of the Fund’s investments will be in obligations of non-U.S. issuers, including those of issuers in emerging markets,” (emphasis added) the use of the term “International” in the Fund’s name, as discussed previously, dictates that the Fund “will invest [its] assets in investments that are tied economically to a number of countries throughout the world.” Id.  Please revise this disclosure, as discussed previously.

Jim O’Connor, Esq.
March 6, 2012

We have revised this disclosure as suggested.

X.  DERIVATIVE CONTRACTS, page 20

Inasmuch as the Fund may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf

The Registrant had considered the staff’s observations concerning derivatives disclosure and we have further revised the disclosure to reflect the specific derivative instruments in which the Registrant expects that it is more likely to invest.

XI.  ASSET SEGREGATION, page 23

The disclosure states: “In order to secure its obligations in connection with derivative contracts or special transactions, the Fund will either own the underlying assets, enter into offsetting transactions or set aside cash or readily marketable securities.” Please describe the Fund’s asset segregation policies with respect to each of the derivatives described on pages 20-23.  Specifically, please inform us whether, in the case of “physically settled” derivatives, the fund will set aside the contract’s full notional value.  See Investment Company Act Release 10666 (April 18, 1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” No-Action Letter (pub. avail. June 22, 1987) and “Merrill Lynch Asset Management, L.P.” No-Action Letter (pub. avail. July 2, 1996).

The Registrant does not anticipate investing in any “physically settled” derivatives.  In the very unlikely event that it does invest in any “physically settled” derivatives, the Registrant would set aside the full notional value of the contract.

We have clarified the disclosure with respect to other derivative contracts to describe the Registrant’s asset segregation policy.

XII.  INVESTING IN SECURITIES OF OTHER INVESTMENT COMPANIES, page 23

If the Fund expects to invest in any other investment companies, including temporary investments in money market funds, in the current fiscal year, please include the estimated expenses in the fee table, either as an “acquired fund fees and expenses” entry or, if de minimis, as part of “other expenses.” See Instruction 10.a. to Item 3 of Form N-2

Jim O’Connor, Esq.
March 6, 2012

The Registrant may make temporary investments in money market funds.  The estimated expenses associated with such investments are expected to be of a de minimis nature, and we have revised the “other expenses” in the fee table to reflect these estimated expenses.

XIII.  SECURITIES LENDING, page 23

Confirm that the obligations of the sellers to repurchase securities under repurchase agreements will be collateralized fully’ under Rule 5b-3 under the 1940 Act.  Please explain to us the role of the board with respect to the Fund’s lending of its portfolio securities.  Please confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

In the event that the Registrant enters into any repurchase agreements with a broker/dealer, such transaction will be collateralized fully under Rule 5b-3 under the 1940 Act.

Although the Registrant’s board has delegated the day to day operations of the Registrant to its officers, the board remains responsible for the overall supervision and management of the business and affairs on the Registrant.  The board’s audit committee is responsible for overseeing valuation and accounting matters.  The board and the audit committee receive reports from the Registrant’s administrator with respect to accounting and other matters, which assist the board in reviewing the methods of accounting for repurchase agreements or other securities lending transactions.

The Registrant will generally receive the income from the investment of collateral invested by the Registrant, provided, however, the Fund must pay interest to the borrower for the use of any cash collateral.  We have clarified this in the disclosure in the Registration Statement.

XIV.  FUNDAMENTAL POLICIES, page 24

1.           Please describe the continuing asset coverage requirements of Section 18(a) of the 1940 Act that are applicable to the Fund’s borrowings and the issuance of senor securities.

We have added language to describe the continuing asset coverage requirements of Section 18(a) of the 1940 Act that are applicable to the Fund’s borrowings and issuance of senior securities.

Jim O’Connor, Esq.
March 6, 2012

2.           Disclose that the Fund’s lending activities are also subject to the continuing 300% asset coverage requirements of Section 18(a) of the 1940 Act.

We have added disclosure to disclose that the Fund’s lending activities are also subject to the continuing 300% asset coverage requirements of Section 18(a) of the 1940 Act.

3.           The disclosure states: “As an additional fundamental policy, the Fund may pursue its investment program through one or more subsidiary vehicles.  The establishment of such vehicles and the Fund’s utilization thereof is wholly within the discretion of the Board.” Please explain to us how can a policy be fundamental if the Board has complete discretion to implement or discontinue it? Please explain to us the purposes for which the Fund intends to create such subsidiaries.

The intention was that it would be a fundamental policy that the Board be granted the authority to use such vehicles in its discretion.  We understand that given the Board’s discretion over this authority, that there is no tangible benefit to investors in having this as a fundamental policy.  As such, we have revised the disclosure to clarify that this will not be considered a fundamental policy of the Fund, however the Board will retain this discretion.

XV.  RISK OF LOSS AFTER REPURCHASE, page 26

Please describe an “extended payment fund.”

We have added disclosure to describe what an “extended payment fund” is.

XVI.  NON-DIVERSIFIED STATUS, page 26

Please describe the diversification requirements of Section 851(b)(3) of the Internal Revenue Code.

We have added a description of the diversification requirements.

XVII.  RISK OF LOSS AFTER REPURCHASE, page 26

1.           The disclosure states: “The time between when Shares are presented for repurchase and the Repurchase Valuation Date could be more than 90 calendar days.” The same section also states that “the Fund has adopted a fundamental policy that may only be changed by Shareholder vote that the Repurchase Valuation Date will fall no more that 90 days after the date a Shareholder is required to present shares for repurchase in good order.” Please conform, or explain the apparent inconsistency in, the disclosure.

Jim O’Connor, Esq.
March 6, 2012

We have revised the disclosure to clarify that the Fund has adopted a fundamental policy that the “close” of the tender period (i.e., the last date by which a Shareholder is “required” to present shares for repurchase) will not be more than 90 days before the Repurchase Valuation Date.  There may be more than 90 calendar days from the time a Shareholder actually presents shares for repurchase though if the Shareholder submits such shares before the close of the tender period.

2.           Please disclose whether shareholders have the right to withdraw their tender at any point between the date presented and the valuation date.

We have revised the disclosure to clarify that Shareholders have the right to withdraw their tender at any point between the date presented and the last date by which a Shareholder is required to present shares for repurchase.

XVIII.  BORROWING; RISK OF LEVERAGE, page 26

The disclosure states: “In no event will the Fund’s total assets divided by the net asset value exceed a ratio of 1.3 times.” We do not understand this statement.  This appears to be a misstatement of the ratio computation of Section 18(h) applied to Section 18(a) of the 1940 Act.  Please clarify the 300% asset coverage requirement for borrowings imposed by Section 18(a) of the 1940 Act.

We have revised the disclosure to describe the asset coverage requirement imposed by Section 18(a) of the 1940 Act.

XIX.  RISKS OF INVESTING N TRADE FINANCE RELATED SECURITIES, page 27

The disclosure states: “The Fund pursues its investment objective by investing primarily in trade finance, structured trade finance, export finance and project finance or related obligations of companies or other entities (including sovereign entities) located primarily in or having exposure to global emerging markets.” Please define the term, “related obligations.”

The term “related obligations” was misplaced.  We have clarified this disclosure to read as follows: “The Fund pursues its investment objective by investing primarily in trade finance, structured trade finance, export finance and project or project-related finance obligations…”

XX.  CREDIT RISKS, page 31

The disclosure states: “It is expected that the vast majority (if not all) of the Fund’s investments will not be rated by any credit rating agency.” Please include this statement in the summary risk disclosure.

Jim O’Connor, Esq.
March 6, 2012

We have added the suggested disclosure to the Risk Factors section in the Summary.

XXI.  CONCENTRATION OF INVESTMENTS; NON-DIVERSIFIED PORTFOLIOS, page 32

Please identify the industry or group of industries in which the Fund intends to concentrate.  See Item 8.2.b.(2) of Forms N-2.  Please define the Fund’s policy to concentrate investments in terms of the Instruction to Item 8.2.b.(2) of Form N-2.  Please include the risks of concentration in the summary risk disclosure.

The Registrant does not propose to concentrate its investments in any particular industry or group of industries, however it is possible that the Registrant’s portfolio may from time to time become concentrated in a particular industry or group of industries that its sub-adviser favors at such time.  The Registrant will seek to manage specific obligor exposure.

We have revised the Registration Statement to include additional risk disclosure related to concentration in the Risk Factors section in the Summary.

XXII.  RISKS OF INVESTING IN RESTRICTED AND ILLIQUID INVESTMENTS, page 37

The disclosure states: “The Fund will invest a portion or all of the value of its assets in restricted securities and other investments that are illiquid.” Please include this statement in the summary risk disclosure.  In addition, please discuss whether such investments will impact the Fund’s ability to qualify as a “regulated investment company” under Section 851 et seq. of the Internal Revenue Code and to repurchase shares.

We have added the above referenced disclosure to the Risk Factors section in the Summary.

XXIII.  THE BOARD OF TRUSTEES AND OFFICERS, page 39

In the tables on pages 40 and 41, please add the phrase “during the past five years” to the sixth column.  See Item 18.6.(b) of Form N-2.

We have made the suggested revision to the tables.

XXIV.  OTHER EXPENSES, page 57

The disclosure, on page 58, states: “The Fund’s organizational and initial offering expenses are being borne voluntarily by the Manager or an affiliate of the Manager......”  Please explain the use of the term “voluntarily” with respect to the expense limitation agreement.

We have deleted the term voluntarily.

Jim O’Connor, Esq.
March 6, 2012

XXV.  REPURCHASES OF SHARES, page 63

Repurchases by the Fund are subject to the following restrictions:

•
Shareholders who tender some but not all of their shares will be required to maintain a minimum investment equal to $50,000.  Thus, the Fund would not repurchase an investor’s full, pro rata amount of tendered shares where purchase of the pro rata amount would reduce the investor’s holding to less than the $50,000 minimum.

•	Shareholders will not be eligible to have their shares repurchased until they have owned them for six months.

•
Tendering investors may receive a promissory note for a portion of the value of their shares.  The amount to be paid under the note will not be determined until after completion of the Fund’s annual audit, which will be completed within 90 days after the end of the Fund’s fiscal year.

•	The Repurchase Valuation Date may be up to 90 days after the Repurchase Request Deadline.

Please explain to us why these restrictions would not cause the Fund’s repurchase offers to violate the requirements of Section 23(c) of the 1940 Act.

The Registrant believes that the terms of its repurchase offers do not violate the requirements of Section 23(c) of the 1940 Act because it will give “reasonable opportunity” to all shareholders, subject to certain pre-disclosed conditions, to have their shares repurchased.  In this regard the Registrant will provide all of its shareholders with notice of, and an opportunity to participate in, any tender offers.  All similarly situated shareholders will be eligible to have their shares repurchased.  The Registrant’s repurchase offers will not discriminate against any individual shareholders, nor give any preference to particular investors.

XXVI.  Expense Reimbursement, page 84

Please revise the last sentence of the footnote as indicated:

The Fund will make no such payment, however, if its total annual operating expenses exceed the expense limit in effect at the time the expenses were reimbursed.

As noted above, we have not made any revisions to disclosure that appears in the notes to the financial statements that were prepared by the Registrant’s independent registered public accounts.  Any revisions to the materials provided by the Registrant’s independent registered public accounts would require that they prepare a new report and opinion at the expense of the Registrant (and its investors).

Jim O’Connor, Esq.
March 6, 2012

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, I would like to thank you for all of your help regarding these filings.

Respectfully submitted,

/s/ Darren J. Edelstein
      Darren J. Edelstein

cc via email:	Kurt Hawkesworth, Esq.
Robert S. Schneider, Esq.